JSAT

06012858

CID-B-06-008

April 13, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SEC MAIL PROCESSING
RECEIVED
APR 25 2006
WASHINGTON, DC 156

JSAT Corporation

File No. 82-5111

<u>Exemption Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Successful Launch of Communications Satellite JCSAT-9

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

Enclosure

dlw 4/27

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

April 13, 2006

Press Release

JSAT Corporation

Successful Launch of Communications Satellite JCSAT-9

JSAT Corporation ("JSAT"; Head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) is pleased to announce that today it has successfully launched JCSAT-9 communications satellite. JCSAT-9 lifted off at 08:30 a.m. (Japan Standard Time) from a launch platform at 154° West Longitude on the Equator (approximately 2,240km south of Hawaii on sea). After this launch, JCSAT-9 was also successfully separated from its launch vehicle. The U.S. company Sea Launch Company, LLC is the launch service contractor.

The first telemetry was received from JCSAT-9 by a ground station in Australia, confirming that the satellite had reached its orbit as planned.

The successor to the N-STARa satellite in orbit at 132° East Longitude, JCSAT-9 is equipped with Ku-band transponders for domestic communications and an S-band transponder for mobile communications. In addition, the satellite features new C-band transponders for international communications. Besides serving domestic and mobile communications customer bases, JCSAT-9 will cover an extensive area ranging from Hawaii and Oceania to countries in Southeast Asia, a region witnessing the convergence of communications and broadcasting, and digitalization of the latter. Looking ahead, JSAT plans to further expand its global services using this large, state-of-the-art satellite.

Profile of JCSAT-9

Orbital slot	132° East Longitude
Specifications	(1) Satellite type: A2100AX (2) Number of transponders: 20 x Ku-band 20 x C-band 1 x S-band (3) Coverage: Japan, Southeast Asia, Hawaii and Oceania
Satellite manufacturer and launch service contractor	Satellite manufacturer: Lockheed Martin Corporation Launch service contractor: Sea Launch Company, LLC

Reference

Major Milestones

	Japan Standard Time	Event
1	8:30 a.m., Thu., April 13	Launch
2	Late April	Commencement of payload in orbit test
3	Early June	Delivery of JCSAT-9